UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Hudbay Minerals Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

443628102
(CUSIP Number)

25 York Street, Suite 800, Toronto, Ontario, M5J 2V5, Canada
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
03/22/2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	443628102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bay Resource Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,808,620
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,808,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,808,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	443628102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bay II Resource Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,695,690
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,695,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,695,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	443628102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bay Resource Partners Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
12,742,490
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
12,742,490
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	443628102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GMT Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
30,766,420
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
30,766,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,766,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No.	443628102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas E. Claugus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
30,766,420
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
30,766,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,766,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

The name of the issuer is Hudbay Minerals Inc. (herein referred to as “Issuer”). The principal executive offices of the Issuer are located at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5, Canada. The class of securities beneficially owned is Common Shares, no par value.

Item 2.	Identity and Background
(a)	This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)
i.	Bay Resource Partners, L.P., (Bay), with respect to shares of Common Stock directly owned by it.
ii.	Bay II Resource Partners, L.P., (Bay II), with respect to shares of Common Stock directly owned by it.
iii.	Bay Resource Partners Offshore Master Fund, L.P. (Offshore Fund) with respect to shares of Common Stock directly owned by it.
iv.	GMT Capital Corp. (GMT Capital) with respect to shares of Common Stock directly owned by each of Bay, Bay II, the Offshore Fund and certain sub-advisory and separate account clients advised by GMT.
v.	Thomas E. Claugus, (Mr. Claugus), with respect to the shares of Common Stock directly owned by him and directly owned by each of Bay, Bay II, the Offshore Fund and certain sub-advisory and separate account clients advised by GMT.

The foregoing persons are hereinafter sometimes collectively referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party.

(b)	The address of the business office of each of the Reporting Persons is 2300 Windy Ridge Parkway, Ste. 550 South, Atlanta, GA 30339
(c)	The principal business of GMT is to serve as an investment manager or adviser to various investment partnerships, including Bay, Bay II, Offshore Fund. Additionally, GMT serves a sub-adviser to certain other investment partnerships. The principal occupation of Claugus is investment management through his ownership of GMT.
(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Bay and Bay II are limited partnerships organized under the laws of the State of Delaware. The Offshore Fund is an exempted limited partnership organized under the laws of the Cayman Islands. GMT Capital is a Georgia corporation. Mr. Claugus is a United States citizen.

Item 3.	Source and Amount of Funds or Other Considerations

In the aggregate the Reporting Persons have voting and dispositive power over 30,766,420 shares of Common Stock of the Issuer acquired at an aggregate cost of $141,252,002. The shares were purchased with capital from the investment funds and accounts managed by GMT.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes. The Reporting Persons purchased the shares based on the belief that the shares, at the time of purchase, were undervalued and represented an attractive investment opportunity. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Representatives of the Issuer and certain other shareholders of the Issuer’s Commons Stock recently solicited Claugus’ views regarding certain corporate governance and other matters including the composition of the Issuer's Board of Directors. The Reporting Persons filed this Schedule 13D to permit free communication between the Issuer and Claugus on this and other topics.

Although the Reporting Persons do not believe that Claugus providing his views or engaging in communications as described above would necessarily constitute activities that have the purpose or effect of changing or influencing control of the Issuer, the Reporting Persons are filing this Schedule 13D in order to remove any possible impediment to providing such views or engaging in such communications.

Item 5.	Interest in Securities of the Issuer
(a)	As of the date of this Schedule 13D, the Reporting Persons held in aggregate 30,766,420 shares of Common Stock of the Issuer, representing 11.8% of the outstanding Common Stock.
(b)	Each of the Reporting Persons shares voting and dispositive power over the Common Stock as follows: Bay = 8,808,620 shares; Bay II = 7,695,690 shares; Offshore Fund = 12,742,490 shares; GMT Capital = 30,766,420 shares; Claugus = 30,766,420 shares.
(c)
Trade Date	Number of Shares	Price Per Share
03/04/2019	(166,200)	$ 6.84
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the items disclosed in Item 2 herein, there are no contracts, relationships, arrangements, understandings, or relationships between the persons named in Item 2 hereof and between such persons and any persons with respect to any securities of the issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated
/s/ Philip J. Meyers
Signature
Philip J. Meyers, as Vice President of GMT Capital Corp., for itself and as the general partner of (i) Bay Resource Partners, L.P. and (ii) Bay II Resource Partners, L.P., and as the investment manager of (iii) Bay Resource Partners Offshore Master Fund, L.P. and (iv) certain other accounts and for Thomas E. Claugus.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHBIIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Ordinary Shares of Hudbay Minerals Inc. dated as of March 27, 2019 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Bay Resource Partners, L.P.
/s/ Philip J. Meyers
Authorized Signatory

Bay II Resource Partners, L.P.
/s/ Philip J. Meyers
Authorized Signatory

Bay Resource Partners Offshore Master Fund, L.P.
/s/ Philip J. Meyers
Authorized Signatory

GMT Capital Corp.
/s/ Philip J. Meyers
Vice President

Thomas E. Claugus
/s/ Philip J. Meyers
Authorized Signatory